# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RIDGETECH INC., CIK 0001856084
CUSIP: G2124G120
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 5th Flr, Bld 6, No.100, 18th St, Baiyang Sub Dist, antang Dist, Zhejiang Province Hangzhou Cit, China (F4), 310008
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0002057625
Persons authorized to receive notices and communications: Lingtao Kong, 5th Flr, Bld 6, No.100, 18th St, Baiyang, Sub Dist, antang Dist, Zhejiang Province, Hangzhou City, China (F4), 310008, 86-571-88219579

## Reporting persons
- LINGTAO KONG (CIK 0002057625): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 2,225,000; shared voting power 0; sole dispositive power 2,225,000; shared dispositive power 0; aggregate amount beneficially owned 2,225,000 (12.2% of the class)
  Comment: (1) The percentage calculation is based on an aggregate of 18,285,638 ordinary shares outstanding as of the date of this report, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: RIDGETECH INC.
Address of issuer's principal executive offices: 5th Flr, Bld 6, No.100, 18th St, Baiyang Sub Dist, antang Dist, Zhejiang Province Hangzhou Cit, China (F4), 310008
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1"), amends and supplements the Schedule 13D filed by the Reporting Person on March 6, 2025 (the "Schedule 13D"), relating to the ordinary shares of Ridgetech Inc. (the "Issuer").

The Items below amend and supplement the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended as set forth below.

Calculations of the percentage of shares of ordinary shares beneficially owned assumes that there were 18,285,638 ordinary shares outstanding as of the date of this report, based on information provided by the Issuer. The change in the Reporting Person's percentage beneficial ownership reported in this Amendment No. 1 resulted solely from the increase in the number of outstanding ordinary shares. The Reporting Person has not disposed of or acquired any ordinary shares since the filing of Schedule 13D on March 6, 2025.

The aggregate number and percentage of the ordinary shares beneficially owned by the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Amendment No. 1, all of which are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of the Schedule 13D is hereby amended as set forth below.

Calculations of the percentage of shares of ordinary shares beneficially owned assumes that there were 18,285,638 ordinary shares outstanding as of the date of this report, based on information provided by the Issuer. The change in the Reporting Person's percentage beneficial ownership reported in this Amendment No. 1 resulted solely from the increase in the number of outstanding ordinary shares. The Reporting Person has not disposed of or acquired any ordinary shares since the filing of Schedule 13D on March 6, 2025.

The aggregate number and percentage of the ordinary shares beneficially owned by the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Amendment No. 1, all of which are incorporated herein by reference.

## Signatures
- LINGTAO KONG: /s/ Lingtao Kong, Lingtao Kong (12/01/2025)